Mail-Stop 4561

          October 11, 2006


(Via facsimile and U.S. Mail)
Mr. Mark S. White
President and Chief Executive Officer
239 East Main Street
Pawhuska, Oklahoma 74056

Re: Osage Bancshares, Inc.
       Registration Statement on Form S-1
       Filed September 15, 2006
       File Number 333-137377

Dear Mr. White:

      We have reviewed your Form S-1 and have the following comments.
Please note that we have conducted a full review and our accounting staff has no comments at this time. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information we may have additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General

1. The staff notes the registration of "interests" in 401(k) plan. In this regard, please file the 401(k) prospectus with the next pre-effective amendment or advised the staff as to what Prospectus the Company intends to use for current 401(k) participants.

2. We note the holders who are being asked to exchange their shares do not appear to have the proxy information required for them to make an investment decision. Please revise to include the information in the next pre-effective amendment (a joint proxy prospectus or S-4 type disclosures) or advise us as to how such holders will be provided with such information. Please refer to Rule 145 of the Securities Act of 1933.

3. Supplementally provide the staff with a copy of the Keller appraisal (Bluebook).

4. Please note the updating requirements of Rule 3-12 of Regulation
S-X.

5. Please file updated consents for all audited financial statements included in your next filing.

Summary, page 1

6. Revise to add a subsection titled, "Dissenters` Rights" and explain therein each step that must be taken to perfect dissenters` rights as well as explain every action that cannot be taken if holders want to dissent. In addition, add a cross-reference to page
81 and the "Dissenters` and Appraisal Right" disclosures and include therein the federal rules and a complete disclosure of all material matters relating thereto. Finally, add a risk factor for dissenters` rights and disclose the recent stock price, the range of exchange ratios, and disclose how the Company will pay for any dissenters` shares.

Conditions to Completion of the Conversion, page 5

7. With a view towards additional disclosure, advise the staff if any level of dissenters` would impact the ability or the intention of the
Company going forward with the conversion and offering.

Restrictions on Acquisition of Osage Bancshares, Inc., page 11

8. Revise the narrative to indicate whether these restrictions currently exist under the present Articles or are new as a result of the new Incorporation.

Risk Factors
Our Growth Strategy ...., page 13

9. Revise herein, or the last paragraph on page 9, to reconcile the conflicting disclosures relating to the opening of new branches.

We Intend to Continue Increasing ....., page 13

10. Revise to also disclose the percentage growth in the last 2 years for the other than one-to-four family first mortgages portfolios.

Increase in Market Rates, page 15

11. Revise to disclose the loss through September 30, 2006 if the Form 10-Q is filed for that period prior to effectiveness.

Other Risks

12. Noting that the Company will change from a Federal charter to become a Maryland corporation, consider adding a risk factor if this will result in any changes to the Regulation and Supervision of any of the Company`s entities.

13. Revise to add a risk factor to disclose any and all changes to shareholder rights that result from the change to a Maryland corporation. In addition, add a section to the "Effect of Conversion on Minority Stockholders" discussion beginning on page 81, and explain in detail therein any and all changes to the by-laws and Articles of Incorporation.

14. Consider adding a risk factor if the change to a Maryland corporation results in any state tax changes that may result in additional costs to the Company.

15. Add a risk factor or revise an existing risk factor to disclose and quantify the increased benefits to officers and directors resulting from the proposed changes in benefit plans.

Use of Proceeds, page 20

16. Noting the disclosures regarding adding branches and acquiring a local financial institution, revise herein to disclose those intentions. In addition, if there are any plans, arrangements or understandings related to adding branches or acquiring another financial institution, so state. If not, state in the negative. If branches are to be opened, disclose the anticipated cost of each opening.

Selected Consolidated Financial and Other Data, page 29

17. Please include selected quarterly financial data as required by
Item 11(g) of Form S-1 and Item 302 of Regulation S-K.

Off-Balance Sheet Arrangements, page 42

18. Advise the staff of what other off-balance sheet instruments you are party to and the amounts involved.

Sources of Funds, page 60

19. Please revise to describe the reasons and potential impact on liquidity and cost of funds due to the fact that your loan portfolio has grown at a significantly higher rate than your deposits. In addition, discuss whether this trend may impact your ability to continue to effectively grow your loan portfolio.




Jumbo Certificates of Deposit, page 62

20. Revise to disclose how often the municipals come up for bidding and when the next competitive bidding will occur.

Effect of the Conversion on Minority Stockholders, page 81

21. Revise to address voting rights, liquidation rights and the right to purchase in this offering. In addition, revise the dissenters` rights subsection to clarify what holders must do and not do to perfect their dissenters` rights.

Consolidated Financial Statements
Note 2 - Securities, page F-9

22. We note your disclosure that you have had mutual fund investments and mortgage-backed securities in an unrealized loss position for greater than 12 months for each of the past two fiscal years. Please refer to paragraph 17(b) of FSP FAS 115-1 and SAB Topic 5:M and disclose the following with respect to these investments as of the fiscal year-end:

* the nature and terms of the investments;
* the severity and duration of impairment;
* changes in credit ratings, interest rates, and other factors during the periods presented;
* the time period you estimate until the forecasted recovery of fair value up to the cost of for each mutual fund investment and your basis for that estimate; and
* how you determined that you have the intent and ability to retain your mutual fund investments for a period of time sufficient to allow for any anticipated recovery in market value in light of the fact that these are equity investments for which there are not contractual provisions for a return of your principal investment.

Additional information is available in Section II H of the Current Accounting and Disclosure Issues in the Division of Corporation
Finance, which can be found on our website at www.sec.gov.

23. Regarding your investment in mutual funds that invest in primarily mortgage securities, please provide us with your analysis demonstrating the changes in the relevant interest rate index and changes in the valuation of your investments during the last two fiscal years. In your analysis, identify the specific interest rate index that you believe drives the valuation of this investment. Provide us with the objective basis for your expectation regarding interest rates and the specific point at which the investment`s fair value will equal cost.

Exhibit 5: Legality Opinion of Malizia Spidi & Fisch, PC

24. Please confirm that by "Maryland General Corporation Law" counsel also means all decisions of the Maryland Court of Appeals or the state`s subordinate courts, the Constitution of the State of Maryland and the statutes of the State of Maryland necessary to interpret the
Maryland General Corporation Law.

25. We note that counsel disclaims the obligation to update the opinion in the event that they discover facts that render the opinion invalid. Please note that this does not remove the registrant`s obligation under Item 601(b)(5) to provide a valid opinion as to legality.

Exhibit 8.1: Tax Opinion of Malizia Spidi & Fisch, PC

26. The third paragraph of this opinion appears to assume several legal conclusions. Please clarify whether counsel is relying upon a separate legal opinion to justify these assumptions and name the counsel supplying that opinion, or revise the remove the assumptions.


					 *  *  *  *  *

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

 	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the
Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Direct any questions on accounting matters to Joyce Sweeney at
202-551-3449, or to John Nolan, Branch Chief, at 202-551-3492.
Please direct any other questions to Michael R. Clampitt at 202-
551-
3434, or to me at 202-551-3419.

      						Sincerely,



							Christian Windsor
      Special Counsel



By fax: James C. Stewart, Esq.
	Malizia Spidi & Fisch, PC
	901 New York Ave., N.W.
	Washington, DC 20001
	 Fax number (202) 434-4661
Mark S. White
Osage Bancshares, Inc.
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